Exhibit 99.2

AGATHA CHRISTIE LIMITED AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended 31 December 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Agatha Christie Limited:

We have audited the accompanying consolidated balance sheet of Agatha Christie Limited and subsidiary (together, the “Company”) as of December 31, 2014, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Agatha Christie Limited and subsidiary as of December 31, 2014, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

London, United Kingdom
March 23, 2015

AGATHA CHRISTIE LIMITED AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

As of 31 December 2014

Assets

Cash	£2,635,000
Accounts receivable, net	337,000
Unbilled receivables	2,459,000
Film costs, net	9,449,000
Furniture, fixtures and equipment, net	11,000
Intangible assets, net	1,538,000
Deferred tax asset	582,000
Other assets	1,696,000
Total Assets	£18,707,000

Liabilities and Shareholders' Equity
Liabilities:
Accounts payable and accrued liabilities	£837,000
Accrued corporate tax payable	540,000
Production obligations	1,929,000
Deferred revenues	9,962,000
Total Liabilities	13,268,000

Commitments and Contingencies - see Note 10

Shareholders' Equity:
Series A ordinary stock, 4,900 shares authorized and outstanding	4,900
Series B ordinary stock, 5,100 shares authorized and outstanding	5,100
Retained earnings	5,429,000
Total Shareholders' Equity	5,439,000

Total Liabilities and Shareholders' Equity	£18,707,000

See accompanying notes to consolidated financial statements.

AGATHA CHRISTIE LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For the Year Ended 31 December 2014

Revenues:
Publishing revenues	£3,265,000
Film and television licensing revenues	4,826,000
Total Revenues	8,091,000

Expenses:
Amortization of film costs	2,013,000
Publishing	421,000
General and administrative	1,715,000
Depreciation and amortization	85,000
Total Expenses	4,234,000
Operating Income	3,857,000

Interest expense	(1,000)

Income before Income Tax Provision	3,856,000
Income Tax Provision	(914,000)
Net Income	2,942,000
Other Comprehensive Income	–
Comprehensive Income	£2,942,000

See accompanying notes to consolidated financial statements.

AGATHA CHRISTIE LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the Year Ended 31 December 2014

	Series A		Series B			Accumulated
	Ordinary Shares		Ordinary Shares			Other	Total
					Retained	Comprehensive	Shareholders'
	Shares	Amount	Shares	Amount	Earnings	Income	Equity
Balance at 1 January 2014	4,900	£4,900	5,100	£5,100	£6,337,000	£–	£6,347,000
Distributions to Shareholders	–	–	–	–	(3,850,000)	–	(3,850,000)
Net Income	–	–	–	–	2,942,000	–	2,942,000
Balance at 31 December 2014	4,900	£4,900	5,100	£5,100	£5,429,000	£-	£5,439,000

See accompanying notes to consolidated financial statements.

AGATHA CHRISTIE LIMITED AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended 31 December 2014

Operating Activities
Net income	£2,942,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85,000
Amortization of film costs	2,013,000
Deferred tax provision	(109,000)
Provision for bad debts	(3,000)
Changes in operating assets and liabilities:
Accounts receivable, net	(241,000)
Unbilled receivables	143,000
Film costs, net	(5,128,000)
Other assets	(1,853,000)
Accounts payable and accrued expenses	691,000
Deferred revenues	4,595,000
Net cash provided by operating activities	3,135,000
Investing Activities
Capital expenditures	(40,000)
Financing Activities
Production obligation borrowings	1,168,000
Dividend payments	(3,850,000)
Net cash used in financing activities	(2,682,000)
Net change in cash and cash equivalents	413,000
Cash, beginning of period	2,222,000
Cash, end of period	£2,635,000

Supplemental Disclosure of Cash Flow Information
Cash paid during the year for:
Income taxes	£1,367,000
Interest expense	£1,000

See accompanying notes to consolidated financial statements.

Note 1.	Accounting Policies.

Statement of Directors’ Responsibilities. These consolidated financial statements have been prepared by and are the responsibility of the directors of Agatha Christie Limited and RLJ Entertainment, Inc.

Basis of Presentation.  The principal activity of Agatha Christie Limited (the Company) and its subsidiary is the exploitation of the literary works of the late Agatha Christie, whose published works have been adopted for film, television, stage and games and are available in more than 50 languages.  The Company was established under laws of England and Wales and its principal executive offices are located in London, England.  The consolidated financial statements and related notes were prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).  The Company has a wholly-owned subsidiary, Agatha Christie Productions Limited, that produces new television content beginning in 2014.

As permitted by the Accounting Standards Codification (or ASC) 926, Entertainment – Films, the Company has presented an unclassified balance sheet.

Foreign currencies.  Transactions in foreign currencies are recorded using the rate of exchange ruling for the month of the transaction. Assets and liabilities due in foreign currencies at the balance sheet date are remeasured into sterling at the rates of exchange ruling at the balance sheet date. Unrealized and realized exchange losses were recorded in general and administrative expenses in the accompanying income statement and totaled approximately £32,000.

Income taxes.  The Company accounts for income taxes pursuant to the provisions of ASC 740, Income Taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company records a valuation allowance for certain temporary differences to reduce its deferred tax assets to the amount that is more likely than not to be realized.

ASC 740-10, Income Taxes–Tax positions, provides guidance for recognising and measuring uncertain tax positions.  It prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognised in the consolidated financial statements. It also provides accounting guidance on derecognising, classification and disclosure of these uncertain tax positions.  A tax benefit will be recognised if the weight of available evidence indicates that the tax position is more likely than not to be sustained upon examination by the relevant tax authorities.  The recognition and measurement of benefits related to our tax positions requires significant judgment as uncertainties often exist with respect to new laws, new interpretations of existing laws, and rulings by taxing authorities.  Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.  For tax liabilities, the Company recognises accrued interest related to uncertain tax positions as a component of income tax expense, and penalties, if incurred, are recognised as a component of operating expenses.

Revenue.  Revenue represents royalties, licensing and other income earned during the period and excludes value added taxes (or VAT).  Revenue is recognised upon meeting the recognition revenue criteria of ASC 926, Entertainment –Films, and ASC 605, Revenue Recognition.

(a)	Publishing Revenues

Contracted revenue from royalty contracts is recognised by spreading income straight line over the term of the contract on a monthly basis starting with the month that the contract commences.

Royalty income in excess of the minimum contractual revenue is recognised in the period in which additional publishing revenues are due to the Company as reported by the publisher or as otherwise determinable and probable.

Note 1.	Accounting Policies (continued)

(b)	Film and Television Licensing Revenues

Film and television licensing revenues are recognised when the programme is delivered to the licensee subject to the following criteria being met:

(i)    Contract signed by both parties;
(ii)   Content is available for exploitation by the licensee;
(iii)  The licensing fee is either fixed or determinable; and
(iv) Collection of license fee is reasonably assured.

Customer payments received prior to all revenue recognition criteria being met are recorded as deferred revenue.  To the extent titles are cross-collateralized, non-refundable licensing advances received are deferred and recognized as revenues as the customer exploits the titles.

Cash.  Cash and cash equivalents include unrestricted cash accounts, money market investments and highly liquid investment instruments with original or remaining maturity of three months or less at the date of purchase.

Accounts receivable and allowance for doubtful accounts.  Accounts receivable are evaluated to determine if they will ultimately be collected using significant judgments and estimates, including an analysis of specific risks on a customer-by-customer basis for our larger customers and an analysis of the length of time receivables have been past due.  Based on this information, the Company reserves an amount that we believe to be doubtful of collection.  If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances might be required in the future.  The Company established a bad debt reserve of approximately £119,000 and during 2014 recognised bad debt recoveries of £3,000 as a component of general and administrative expenses.

Furniture, fixtures and equipment and depreciation.  Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight line basis over the assets’ estimated useful lives of 2-5 years.

Intangible assets.  Trademarks are carried at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

Costs of acquiring copyrights are carried at cost and are written off evenly over the expected useful lives of the copyrights, i.e., 32 more years.  The costs incurred on the acquisition of the reversionary rights and copyrights acquired subsequent to the acquisition of the reversionary rights are being written off on a straight-line basis over the remaining period of copyright, which ends in 2046.  The Company considers the remaining copyright period to be an appropriate estimate for the useful economic life of copyrights given the enduring popularity of Agatha Christie’s written work.

Film Costs.  Investment in films and television programmes includes the unamortized costs of completed films and television programmes which have been produced by the Company and films and television programmes in progress and in development.  For films and television programmes produced by the Company, capitalized costs include all direct production and financing costs and production overhead.  Costs of producing films and television programmes are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognised from the exploitation, exhibition or sale of the films or television programmes.  Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series.  Films and television programmes in progress include the accumulated costs of productions which have not yet been completed.  Films and television programmes in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Note 1.	Accounting Policies (continued)

Impairment of Long-Lived Assets.  We review the impairment of long-lived and specific, finite-lived, identifiable intangible assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  An impairment loss would be recognised when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.  The amount of impairment loss that would be recognised equals the amount by which the carrying value of the asset being assessed exceeds the asset’s fair value.  We have no intangible assets with indefinite useful lives.  During 2014, there was neither an indictor of impairment nor a recorded impairment to our long-lived assets.

Use of estimates.  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of its financial statements and the reported amounts of revenue and expense during the reporting period.  The most significant estimate made by management in the preparation of the consolidated financial statements relate to ultimate revenues, which impact film cost amortization.  Actual results could differ from those estimates.

Fair Value Measurements.  The carrying amount of our financial instruments, which principally include cash, billed and unbilled receivables, accounts payable, accrued expenses and production obligations, approximates fair value due to the relatively short maturity of such instruments.

Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Fair value measurements made by the Company are generally limited to valuing the film and television programmes when assessing impairments, as needed.  These measurements are Level 3 measurements.

Recent Accounting Pronouncements.

No new accounting pronouncements were adopted during 2014.  There are no new accounting pronouncements issued that affect the Company’s accounting that have not been adopted.

Note 2.	Revenues.

An analysis of revenues by geographical market is given below (in £000):

United Kingdom	5,414
Other European Community	1,611
Americas	659
Rest of World	407
8,091

Note 3.	Taxation.

Income tax expense is summarized as follows (in £000):

Current UK Corporation Tax
Tax on profits for the period	1,024
Adjustment in respect of prior periods	(1)
1,023
Deferred UK Corporation Tax
Origination of timing differences	(195)
Change in valuation allowance	(53)
Effect of decreased tax rate on opening deferred tax position	139
(109)

Total Tax Expense	914

The tax effects of temporary differences that give rise to a significant portion of the net deferred tax assets are presented below (in £000):

Deferred tax asset:
Deferred revenues	62
Amortization in respect of copyright acquired prior to 2002	423
Amortization in respect of film costs	520
1,005
Less valuation allowance	(423)
Total deferred tax asset	582

The Company has placed a full valuation allowance on its deferred tax asset related to amortization of copyrights acquired prior to 2002.  A valuation reserve is warranted because realization of this deferred tax asset would only be achieved if the asset was sold or otherwise disposed of.  The Company’s current plans are to continue to hold and exploit the copyright asset through its remaining useful life.

Expected income tax expense based on statutory rates for the year ended 31 December 2014 differed from actual income tax expense as follows (in £000):

Expected income tax expense at statutory rates	829
Adjustment to tax charges in respect of previous periods	(1)
Decrease in valuation allowance	(53)
Change in tax rate	139
Effective income tax expense	914

Note 4.	Intangible Assets.

Intangible assets activity and balances as of and for the year ended 31 December 2014 were as follows:

	Copyrights	Trademarks	Total
	£000	£000	£000
Cost
At beginning of year	3,516	319	3,835
Additions	—	25	25
Disposals	—	(12)	(12)
At end of year	3,516	332	3,848
Amortisation
At beginning of year	2,102	140	2,242
Charged in year	48	32	80
Disposals	—	(12)	(12)
At end of year	2,150	160	2,310
Net book value
At end of year	1,366	172	1,538

During the year ended 31 December 2014, the intangible asset amortization expense was £80,000.

As of 31 December 2014, future amortization for the next five years of other intangible assets is approximately as follows:

Fiscal Year Ended 31 December	Amount
£000
2015	80
2016	80
2017	80
2018	80
2019	80

Note 5.	Tangible Assets.

Fixtures, fittings and office equipment activity and balances as of and for the period ended 31 December 2014 were as follows (£000):

Cost
At beginning of year	224
Additions	15
Disposals	(22)
At end of year	217
Depreciation
At beginning of year	223
Charged in year	5
Disposals	(22)
At end of year	206
Net book value
At end of year	11

Depreciation and amortization expense for the year ended 31 December 2014 was £5,000.

Note 6.	Film and Television Costs.

Unamortized costs as of 31 December 2014 were as follows (£000):

Unamortized Costs
Released, net of accumulated amortization	2,755
In production	6,468
Other	226
At 31 Dec	9,449

The Company expects approximately 24% of completed films and television programmes, net of accumulated amortization, will be amortized during the one-year period ending 31 December 2015.  Additionally, the Company expects approximately 69% of completed and released films and television programmes, net of accumulated amortization, will be amortized during the three-year period ending 31 December 2017.  Finally, the Company expects approximately 100% of completed and released films and television programmes, net of accumulated amortization, will be amortized during the five-year period ending 31 December 2019.

Note 7.	Production Obligation.

To help fund its production obligations, the Company entered into a credit facility whereby the Company can borrow up to £1,418,510 at an interest rate of LIBOR plus 1% per annum.  Interest is payable monthly.  Amounts borrowed are payable upon maturity of the loan, which is 31st October 2015.  The loan is secured by the programme being produced.  As of 31st December 2014, the amount owed under this facility was £1,168,000.

Note 8.	Share Capital.

At 31 December 2014, share capital was as follows:

£
Authorised
4900 ‘A’ ordinary shares of £1 each	4,900
5100 ‘B’ ordinary shares of £1 each	5,100
10,000
Allotted, called up and fully paid
4900 ‘A’ ordinary shares of £1 each	4,900
5100 ‘B’ ordinary shares of £1 each	5,100
10,000

The Company has two types of issued share capital, ‘A’ shares and ‘B’ shares. ‘A’ and ‘B’ shareholders have the same rights other than holders of ‘A’ shares appoint the Chairman of the Board, who has the casting vote in the event of a tie.

Note 9.	Related Party Transactions.

During 2014 the following related party transactions occurred: total costs of £1,362,000 were recharged to the Company by a fellow subsidiary undertaking RLJ Entertainment Ltd. (RLJE UK).  These amounts were included in general and administrative expenses. At 31 December 2014, the balance owed by ACL was £17,000 and is included in accounts payable and accrued liabilities.

The aggregate amount of dividends paid during 2014 was £3,850,000.

All staff are employed by a fellow subsidiary undertaking. Staff costs for 2014 of £978,000 were recharged by RLJE UK. The totals include Directors’ emoluments of £175,000.

Acorn Global Enterprises Ltd (AGE), a fellow subsidiary of RLJE UK, has licensed the distribution rights for our program that is currently in production.  As of year end, we have recorded deferred revenues of £889,000 from this license agreement.  An additional £392,000 was received in January 2015 and recorded as deferred revenue when received.

Note 10.	Contingencies.

At 31 December 2014, the Company did not have any material contingent liabilities.

At 31 December 2014, the Company had capital commitments of £1,292,000 in respect of production for film and television programmes for which no provision has been made in the consolidated financial statements.  Production will be completed in 2015.

Note 11.	Concentration of Risk.

During 2014, the Company recognised publishing revenues of £929,000 (or 11 percent) from one publisher.  The main contract with this publisher expires during June 2020.  As of 31 December 2014, deferred revenues of £3,253,000 represent amounts received from this publisher, which will be recognised as revenues ratably over the remaining contract term.  During 2014, the Company recognised film and television licensing revenues of £3,507,000 (or 43 percent) from one broadcaster.  The license period for significant territories licensed by this broadcaster expires in December 2026.  As this broadcaster exploits the licensed content through additional airings (reruns) and through other exploitation of various markets, the Company is contractually entitled to additional licensing fees.  As of 31 December 2014, deferred revenues related to this broadcaster were £209,000, which will be recognised as revenues as broadcaster exploits the licensed content.  For 2014, there are no other customers that represent 10 percent or more of the Company’s total revenues.

As of 31 December 2014, two licensees account for 10 percent or more of the Company’s billed and unbilled receivables.  These customers account for 65 percent of the unbilled receivables and 26% of the billed receivables as of 31 December 2014.

Cash and cash equivalents were invested in high credit-quality financial institutions.  Amounts on deposit are generally not insured. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant risk on these accounts.

Note 12.	Subsequent Events.

The Company evaluated all events or transactions that occurred after 31 December 2014 up through, 23 March 2015, the date the Company issued these consolidated financial statements.